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                             May 17, 2021

       JD Ellis
       Chief Legal Officer
       Snap One Holdings Corp.
       1800 Continental Boulevard, Suite 200
       Charlotte, North Carolina 28273

                                                        Re: Snap One Holdings
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 20,
2021
                                                            CIK No. 0001856430

       Dear Mr. Ellis:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us supplemental copies of all written communications as defined in Rule
                                                        405 under the
Securities Act that you or anyone authorized to do so on your behalf have presented or expect to
present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained or intend to retain copies of these
                                                        communications. Please
contact legal staff associated with the review of this filing to discuss how to submit
the materials, if any, to us for review.
 JD Ellis
FirstName  LastNameJD
Snap One Holdings Corp.Ellis
Comapany
May        NameSnap One Holdings Corp.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
Table of Contents and certain references, page i

2. We note that you define the Equity Conversion on page ii. Given that this transaction will occur in connection with the Offering, please provide a clearer and fuller description of the Equity Conversion in a more prominent section of the filing, such as in the Prospectus
         Summary or near Use of Proceeds, Capitalization, or Dilution sections, that addresses the following:

                Explain how the number of common shares of the Company held by the Investor will be distributed to the holders of vested units of the Investor.
                Disclose the total number of common shares of the Company currently held by the
              Investor and the number of vested units subject to distribution, along with the conversion or exchange ratio that will be used in determining the number of common shares of the Company that will be distributed.
                Explain whether the percentage of common shares currently held by the Investor will change once such shares are distributed to the Investor's vested unit holders, whom we presume to be the Sponsor. If not the Sponsor, please tell us and disclose the holder of the vested units.
                Disclose the computation for the replacement of unvested Incentive Units with newly issued shares of restricted common stock and/or stock options of the Company, and the ownership percentage of the Company before and after the replacement.
                Consider providing an organizational chart giving effect to the Company before and after the Equity Conversion and Offering, that reflects the ownership percentages of the Company as well.
Prospectus Summary
Company Overview, page 1

3. Please revise your discussions of net sales on a pro forma basis assuming the acquisitions of MRI, CPD, and Control4 in the last paragraph of this section and elsewhere in the filing to also include disclosure of the corresponding pro forma net loss amount. We note the information presented on page F-19.
Corporate Information, page 7

4. It appears from your website address that you do business as SnapAV. Please revise your disclosure in the Company Overview section to make this clear. Summary Consolidated Financial and Other Data, page 11

5. We note that a portion of the net proceeds from the IPO will be used to repay a portion of the term loan outstanding under your Credit Agreement, plus accrued interest thereon.
         Please provide supplemental pro forma earnings (loss) per share data, for the most recent fiscal year end and any subsequent interim period only, that gives effect to the number of shares whose proceeds would be used to repay the debt. Include a footnote to the table to
 JD Ellis
Snap One Holdings Corp.
May 17, 2021
Page 3
         explain this presentation and your computation. Refer to analogous guidance in SAB
         Topic 1.B(3).
6. Refer to your reconciliation of net loss to Adjusted EBITDA on page 13 and to the explanation for adjustment (e). Please expand to disclose the specific periods of time over which the deferred payments will be made to employees associated with your Control4 acquisition and other historical acquisitions. In this regard, we note you disclose these payments are incremental to your typical compensation costs incurred. Please disclose if these cash retention awards for key personnel were one-time awards only and are not reflective in ongoing increased base compensation costs.
Risk Factors
Risks Related to Our Business and Industry
Our strategy includes pursuing acquisitions and our potential inability to identify good opportunities...may harm our financial results., page 21

7. In the opening paragraph, please provide additional disclosure as to the recent acquisition of HCA Distributing in 2021. This acquisition, if material, should also be further described in a Recent Developments section and also in MD&A, including the date of acquisition and purchase consideration.
Our Properties, page 99

8. It does not appear that you have included your five distribution centers in this section.
         Please revise, and please consider providing the states in which the distribution centers are located since the only other place you have provided their locations is in the image on page 97.
Certain Relationships and Related Party Transactions
Stockholders' Agreement, page 117

9. Please revise to state exactly how many nominees Hellman & Friedman will be entitled to nominate to the board following the completion of the offering and the "certain other stockholders" who are a party to the agreement.
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameJD Ellis                                     Sincerely,
Comapany NameSnap One Holdings Corp.
May 17, 2021 Page 3                                            Division of
Corporation Finance
FirstName LastName                                             Office of
Manufacturing